Interbrew

THE WORLD'S LOCAL BREWER

03 JUL -8 AM 7:21



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 1 July 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE

Interbrew obtains distribution rights for Bass® Ale in the United States

High-Margin Brand Strengthens Interbrew Position in U.S. On-Premise

Brussels, 1st July 2003

Today, Interbrew S.A., *The World's Local Brewer©*, and Diageo PLC jointly announced the closing of the transfer to Interbrew of all import and distribution rights for Bass® Ale in the United States.

Bass® Ale is a high-margin brand which accounts for more than 25% of all super-premium imported beers in the US and which will occupy a unique role in Interbrew's portfolio. In the US market, the brand gives Interbrew operational control of 7 out of the top 12 best-selling imported beers. In addition, Bass® Ale's volume will significantly strengthen Interbrew's position in the American on-trade market.

"*This is a tremendous opportunity for Interbrew,*" said John F. Brock, Interbrew's CEO. "*Both Interbrew and Diageo have worked closely to make this transfer possible in a very short period of time. We are very enthusiastic about Bass® Ale and believe it will be an outstanding addition to the Interbrew USA portfolio.*"

Dave Eickholt, President, DIAGEO-Guinness USA Inc. (formerly Guinness Bass Import Company), said, "*We are very proud to have grown Bass Ale to become one of the top 10 US imports during the past two decades. We believe that today's announcement will provide the best value for our shareholders and supports our ongoing approach of significant investment behind our total beer business.*"

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include: Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Jose Cuervo, Tanqueray, Captain Morgan, and Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 200 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com.

Contact information

Interbrew:

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Diageo

Gary Galanis, Diageo
Tel.: +1-203-359-7100

Interbrew

THE WORLD'S LOCAL BREWER

03 JUL -8 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 2 July 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,



Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

PRESS RELEASE

Interbrew organization to enhance value creation opportunities

Brussels, 2 July, 2003

Interbrew, *The World's Local Brewer©*, is pleased to announce that it will transition into an organizational structure that brings its strategy of solid organic business growth, significant productivity enhancement and strategic and value-enhancing acquisitions and alliances to the next level. The new structure will be completed by 1 September 2003 and will be based on the guiding principles of local accountability, clarity of roles and responsibilities, optimal interaction between global and regional approach to the business and increased focus on people development.

"*Future value for Interbrew will be created along three axes: first, driving superior organic volume and revenue growth; second, improving productivity through operational excellence; and third, securing leadership in key markets via targeted acquisitions or alliances,*" said John F. Brock, CEO of Interbrew. "*When determining the optimum organisation to support our strategy, we have leveraged the strengths of the current organization and have also taken into account the areas for improvement.*"

The newly created Executive Board of Management (EBM) will consist of nine members:

John Brock	Chief Executive Officer
Jerry Fowden	Zone President, Europe
Stewart Gilliland	Zone President, Canada
Stéfan Descheemaeker	Zone President, US-Latin America
Patrice J. Thys	Zone President, Asia-Pacific
Brent Willis	Chief Commercial Officer
André Weckx	Chief Technical Officer
Peter Vrijsen	Chief Human Resources Officer
To be appointed	Chief Financial Officer

Catherine Noirfalisse is appointed Senior Vice President Legal and will act as Corporate Secretary, reporting to the CEO.

After 13 years with Interbrew, Luc Missorten has decided to pursue business opportunities outside the company. Luc has made a considerable contribution to Interbrew's global development and spent five years with Labatt in Canada. As CFO, he played a key role in the successful IPO in December 2000. He will continue as CFO until the new CFO is on board.

Interbrew's Executive Board of Management brings together one strong team with an excellent mix of global and regional competence and expertise to deliver superior industry performance and maximize value creation opportunities.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com